

May 5, 2008

Via Facsimile (202) 494-4666 and U.S. Mail

Jeffrey Squires, Esq.
SquiresLaw, PLLC
1850 M Street, NW
Suite 280
Washington, DC 20036

Re: TVI Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 30, 2008 by Allen E. Bender
File Number 0-10449

Dear Mr. Squires:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement

Letter to Shareholders

1.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following statements:

- That there "does appear to have been some looting."

- That the "Board's oversight has simply been inadequate."

- That "Stockholder interests must come first!"

- That the "Board has failed us for too long."

2.   Each statement or assertion of opinion or belief <u>must be clearly characterized as such</u>, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, <u>for example</u>, your disclosure that:

- The share price has collapsed.

- The company has had a "chaotic marketing effort which remains uncertain and unclear."

- The company's strategic vision "has been murky at best."

- Much of the board's effort has been devoted to "prevent meaningful shareholder involvement."

3.   We note your disclosure that the participants' wish to join the company's board will "encourage – and insist on –restoring TVI's profitability and status." Please disclose how you intend to accomplish this. Do you have any specific plans to enhance value? If not, please state so.

<u>Cover page</u>

4.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

5.   Please identify the color of your proxy card here and throughout the proxy statement.

6.   It appears that proposals 5 through 11 will only be presented at the meeting. Please tell us supplementally whether you have complied with all of the procedural requirements to so present the proposals at the annual meeting.

7.   Note that Item 1(b) of Schedule 14A requires that the date on which the proxy statement and form of proxy are first sent or given to security holders be included in the first page of the proxy statement. Please revise.

<u>Background of the Solicitation, page 3</u>

8.   Please revise your disclosure generally to provide background with respect to the

company's operations. We note several instances where you refer to a product and the company's marketing of that product without describing the product itself. Please ensure that your document can be understood both by security holders familiar with the company's operations and products and those who are not.

9.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, <u>for example</u>, your disclosure:

- In the first sentence of this section.

- That the company has made a "disastrous acquisition."

- That the board "has never shown a clear strategic vision or direction for the Company."

- In the second paragraph and in the second sentence of the third paragraph, each in the section entitled "Views and Comments about the Company."

- That you believe the company "should get as much as half the annual order [of the C2A1 canister]…" (page 5).

- That you believe "'shelters and related products' can also be a growth engine…" (page 5).

- That the company is "a collection of loosely aligned divisions" and that it competes "poorly in the military market." (page 5)

- That the company has provided "generous" salary and incentive compensation to its insiders. (page 6)

10.   Please expand your disclosure in the second paragraph that the board has adopted a measure under state law that gives the board complete authority. It appears you are referring to the rights plan addressed in your proposal 10. If so, please explain how the rights plan provides the board complete authority.

11.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following statements:

- That the board is "entrenched and complacent."

- That the company's "Codes of Conduct, an Ombudsman, and the like…did not achieve professional performance and ethical conduct by senior management." (page 5)

- That "[a]ctions seemed more concerned with self-protection than with stockholder interests." (page 6)

12. We note your disclosure that your nominations of candidates for the board of directors "have been completely ignored." Please clarify whether the board was under any legal obligation to act on your nominations and failed to do so.

13. Please expand your disclosure to explain why the monthly debt payments "will present a real challenge."

14. Refer to the last paragraph on page 3. Please clarify whether the company is under any legal obligation to include your proposals in its proxy statement and has failed to comply with that obligation, as you appear to suggest.

Board Proposal Two, page 8

15. Please disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company. Please also apply this comment to proposals four, five, and six.

16. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:

- That "it can be reasonably foreseen that as presently proposed the Equity Incentive Plan is intended to reward management and insiders without concern for the impact on current shareholders." It appears the plan is designed to grant incentive awards to employees, consultants and directors, not solely to management and insiders, per the company's disclosure.

- That the company's board is "adequately compensated by any reasonable standard."

- Related to the first bullet point above, your disclosure that the plan "could have the result of current management increasing its percentage ownership of the Company's common stock from …6% to 30% or more, solely based on reasonably foreseeable corporate actions."

- The disclosure in paragraph 1 on page 9 relating to a potential stock split.

- That the Plan Committee "has essentially unfettered discretion to make a variety of decisions that would likely redound to the benefit of senior management…"

Modified Board Proposal Four, page 10

17. Please include the text of the resulting bylaw if this proposal is approved.

Bender Proposal 5, page 10

18. Please explain why any nominations for candidates to the board other than the company board's nomination "are largely prohibited" under the current election methodology.++

Bender Proposal 6, page 10

19. Please clarify in the first paragraph whether you mean that a special meeting may be called by the 25% of beneficial owners or 25% of outstanding shares on a beneficial ownership basis.

20. Please provide support for your statement in the first paragraph on page 11 that the incumbent board "would most likely decline to provide a list of street name stockholders…"

21. With respect to your disclosure relating to director accountability, please revise it to address the fact that a class of directors is elected annually and that directors may be removed by security holders.

22. Please briefly describe the "significant SEC regulatory requirements" referenced in the first paragraph on page 11.

Bender Proposal 9, page 12

23. Please provide support for your apparent opinion that in "electing to employ MUTA" the company's board meant to entrench itself and insulate itself from shareholder oversight.

Bender Proposal 10, page 13

24. Please describe the plan currently in effect, instead of referring to it as the "Plan."

25.   We note that adoption of this proposal would effectively terminate the Stockholders Rights Agreement. Please tell us supplementally, with a view toward revised disclosure, whether (i) the company will be in breach of that agreement and any negative consequences associated with such breach, and (ii) adoption of this amendment to the company's charter is allowed under state law.

Bender Proposal 11, page 13

26.   To the extent practicable, please quantify the costs subject to this proposal instead of referring to the costs as "reasonable."

Solicitation of Proxies, page 16

27.   We note that you and D.F. King may employ various methods to solicit proxies, including mail, courier services, Internet, advertising, telephone, or telecopier, or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

28.   Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions